FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION         _____________________
                WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                     |_____________________|
      STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                     |EXPIRES:             |
                                                     |   SEPTEMBER 30, 1998|
      Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,             |BURDEN HOURS         |
       Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
         Holding Company Act of 1935                 |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
 ___________________________________________________________________________
 1.  Name and Address of Reporting Person

      Michael J. Scharf
      c/o Niagara Corporation
      667 Madison Avenue
      New York, New York 10021
 ___________________________________________________________________________
 2.  Issuer Name and Ticker or Trading Symbol

      Niagara Corporation; NIAG
 ___________________________________________________________________________
 3.  I.R.S. Identification Number of Reporting Person, if an entity
     (Voluntary)

 ___________________________________________________________________________
 4.  Statement for Month/Year

      8/98
 ___________________________________________________________________________
 5.  If Amendment, Date of Original (Month/Year)

 ___________________________________________________________________________
 6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
     ( X ) Director
     ( X ) 10% Owner
     ( X ) Officer (give title below)
     (   ) Other (specify title below)

      Chief Executive Officer, President and Chairman of the Board
 ___________________________________________________________________________
 7.  Individual, or Joint/Group Filing (Check Applicable Line)
     ( X ) Form filed by One Reporting Person
     (   ) Form filed by More than One Reporting Person

 ___________________________________________________________________________

 ===========================================================================
 TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
 ___________________________________________________________________________
 1.  Title of Security (Instr. 3)

      Common Stock
 ___________________________________________________________________________
 2.  Transaction Date (Month/Day/Year)

      8/31/98
 ___________________________________________________________________________
 3.  Transaction Code (Instr. 8)

      P
 ___________________________________________________________________________
 4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)


      (i)   5,000 shares; (A); $5.8125
 ___________________________________________________________________________
 5.  Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

      (i)   819,700 shares
      (ii)  205,000 shares
      (iii) 194,500 shares
 ___________________________________________________________________________
 6.  Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

      (i)   Direct
      (ii)  Indirect
      (iii) Indirect
 ___________________________________________________________________________
 7.  Nature of Indirect Beneficial Ownership (Instr. 4)

      (ii) Owned by the Michael J. Scharf 1987 Grantor Income Trust, of which Mr. Scharf is Trustee.

      (iii) Owned by the Scharf Family 1989 Trust, of which Mr. Scharf is
            Trustee.
 ___________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

 ===========================================================================
 TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
            OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
 ___________________________________________________________________________
 1.  Title of Derivative Security (Instr. 3)

 ___________________________________________________________________________
 2.  Conversion or Exercise Price of Derivative Security

 ___________________________________________________________________________
 3.  Transaction Date (Month/Day/Year)

 ___________________________________________________________________________
 4.  Transaction Code (Instr. 8)

 ___________________________________________________________________________
 5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4, and 5)

 ___________________________________________________________________________
 6.  Date Exercisable and Expiration Date (Month/Day/Year)

 ___________________________________________________________________________

 7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

 ___________________________________________________________________________
 8.  Price of Derivative Securities (Instr. 5)

 ___________________________________________________________________________
 9.  Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

 ___________________________________________________________________________
 10. Ownership Form of Derivative Security:  Direct(D) or Indirect(I)
     (Instr. 4)

 ___________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ___________________________________________________________________________

 EXPLANATION OF RESPONSES:






        /s/ Michael J. Scharf                       September 7, 1998
    ---------------------------------               -----------------
    **  SIGNATURE OF REPORTING PERSON                     DATE


 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

   NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

 ===========================================================================